UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 8)
CKX, INC.
(Name of the Issuer)
CKX, INC.
THE PROMENADE TRUST
PRISCILLA PRESLEY
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel CKx, Inc. 650 Madison Avenue New York, New York 10022 Telephone: (212) 838-3100	David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Michael A. Woronoff Proskauer Rose LLP 2049 Century Park East, Suite 3200 Los Angeles, California 90067-3206 Telephone: (310) 284-4550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):
☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☑	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.

(2)	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T

Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

     This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on May 20, 2011 with the Securities and Exchange Commission (the “SEC”) by CKx, Inc., a Delaware corporation and the issuer of common stock that is subject to the transaction, The Promenade Trust and Priscilla Presley as amended by Amendment No. 1 filed with the SEC on May 23, 2011, Amendment No. 2 filed with the SEC on June 2, 2011, Amendment No. 3 filed with the SEC on June 7, 2011, Amendment No. 4 filed with the SEC on June 9, 2011, Amendment No. 5 filed with the SEC on June 10, 2011, Amendment No. 6 filed with the SEC on June 13, 2011 and Amendment No. 7 filed with the SEC on June 16, 2011 (as previously amended, the “Schedule 13E-3”), relating to the tender offer by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “ Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 and in the related letter of transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011 as amended by Amendment No. 1 filed with the SEC on May 24, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 3, 2011, Amendment No. 4 filed with the SEC on June 7, 2011, Amendment No. 5 filed with the SEC on June 9, 2011 and Amendment No. 6 filed with the SEC on June 16, 2011. In connection with the Offer to Purchase, the Company filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on May 18, 2011 as amended by Amendment No. 1 filed with the SEC on May 23, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 2, 2011, Amendment No. 4 filed with the SEC on June 7, 2011, Amendment No. 5 filed with the SEC on June 8, 2011, Amendment No. 6 filed with the SEC on June 13, 2011, Amendment No. 7 filed with the SEC on June 16, 2011 and Amendment No. 7 filed with the SEC on June 16, 2011 (as amended, the “ Schedule 14D-9 ”).
     The information set forth in the Schedule 14D-9 is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3. Except as specifically set forth herein, the Schedule 13E-3 remains unchanged. Capitalized terms used but not defined in this Amendment No. 8 have the meanings ascribed to them in the Schedule 14D-9.
Item 1: Summary Term Sheet
Regulation M-A Item 1001
Item 1 of the Schedule 13E-3 is hereby amended and supplemented by adding the following text at the end thereof:
The subsequent offering period of the Offer expired at 5:00 p.m., New York City time, on Monday, June 20, 2011. According to the Depositary, as of the expiration of the subsequent offering period, a total of approximately 54,744,278 Common Shares were validly tendered and not properly withdrawn in the Offer (including Common Shares tendered through a Notice of Guaranteed Delivery), which, together with the Sillerman Shares held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Sillerman Support Agreement, represent approximately 79.7% of all issued and outstanding Common Shares. Offeror has accepted for payment all Common Shares that were validly tendered and not properly withdrawn in the Offer, and payment for such Common Shares will be made promptly, in accordance with the terms of the Offer.
Pursuant to the terms of the Merger Agreement, Merger Sub is exercising its option (the “Top-Up Option”) to purchase, at the Offer Price, a number of newly issued Common Shares (the “Top-Up Shares”) equal to the lowest number of Common Shares that, when added to the number of Common Shares owned by Parent and Offeror, together with the Sillerman Shares held in a voting trust in accordance with, or otherwise subject to voting arrangements consistent with, the Sillerman Support Agreement, immediately prior to the exercise of the Top-Up Option, including all Common Shares validly tendered and not properly withdrawn in the Offer, constitutes one Common Share more than 90% of the total number of Common Shares that would be outstanding on a fully diluted basis immediately after the issuance of Common Shares pursuant to the Top-Up Option. The closing of the purchase by Merger Sub of the Top-Up Shares (the “Top-Up Option Closing”) is scheduled to occur on June 21, 2011.
Following the Top-Up Option Closing, Parent intends to effect the Merger on June 21, 2011 in accordance with the short-form merger provisions of the DGCL, without prior notice to, or any action by, any CKx stockholder other than Merger Sub.
On June 21, 2011, Offeror and CKx issued a joint press release announcing the completion of the subsequent offering period and Offeror’s exercise of the Top-Up Option. The full text of the joint press release issued by Offeror and CKx is filed as Exhibit (a)(5)(L) hereto and is incorporated herein by reference.
On June 16, 2011, Parent changed its name to “CKX Entertainment, Inc.,” UK Holdco changed its name to “CKX Entertainment UK Limited,” and Offeror changed its name to “CKX Entertainment Offeror, LLC.”
Item 4: Terms of the Transactions
Regulation M-A Item 1004
     Item 4 of the Schedule 13E-3 is hereby amended and supplemented by adding the amendment contained in Item 1 of this Amendment No. 8, which is hereby incorporated by reference into Item 4 of the Schedule 13E-3.

Item 15: Additional Information
Regulation M-A Item 1011
     Item 15 of Item 13 of the Schedule 13E-3 is hereby amended and supplemented by adding the amendment contained in Item 1 of this Amendment No. 8, which is hereby incorporated by reference into Item 15 of the Schedule 13E-3.
Item 16: Exhibits
Regulation M-A Item 1016
     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by adding the following exhibit:
     “(a)(5)(L)   Joint Press Release issued by Colonel Offeror Sub, LLC and CKx, Inc. on June 21, 2011 (incorporated by reference to Exhibit (a)(5)(M) of Amendment No.8, filed by CKx, Inc. on June 21, 2011, to the Schedule 14D-9).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 21, 2011

CKX, INC.
By:	/s/ Kelly S. Pontano
	Name:	Kelly S. Pontano
	Title:	Senior Counsel & Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 21, 2011

THE PROMENADE TRUST

By:	/s/ Barry Siegel Name: Barry Siegel
Title: Trustee, The Promenade Trust

/s/ Priscilla Presley Priscilla Presley